SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number 1-03006

PLDT Inc.
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2016. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “Partners Group to acquire SPi Global.

May 22, 2017

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “Partners Group to acquire SPi Global”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

May 22, 2017

Securities & Exchange Commission
Secretariat Building, PICC Complex
Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “Partners Group to acquire SPi Global”.

Very truly yours,

/s/Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G

D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,759 As of April 30, 2017	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 22, 2017

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events)

Attached hereto is a Press Release entitled “Partners Group to acquire SPi Global”.

Pursuant to the requirements of the Securities Regulations Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.
By:

/s/Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

May 22, 2017

PLDT Press Release

Partners Group to acquire SPi Global

Partners Group to acquire SPi Global, the leading global provider of specialized BPO services to research and education publishers

MANILA, Philippines, 22 May 2017 — PLDT, Inc. (“PLDT”) (TEL: PSE) (PHI: NYSE) today announced that Partners Group, the global private markets investment manager with over EUR 54 billion in assets under management, has agreed to acquire SPi Global (“SPi” or “the Company”), a provider of outsourced services to education, science, technical and medical research publishers worldwide, on behalf of its clients. The Company is being acquired from companies controlled by CVC Capital Partners Asia III (“CVC”) and PLDT Global Investments Corporation (“PGIC”), an indirect subsidiary of PLDT. The transaction values SPi at USD 330 million.

PLDT, through PGIC, has an 18.32% economic interest in SPi.

It will be recalled that in 2013, PLDT sold its BPO businesses owned by its then wholly owned subsidiary – SPi Global Holdings, Inc. — to Asia Outsourcing Gamma Limited (“AOGL”), a company controlled by CVC. PLDT then reinvested approximately US$40 million of the proceeds from the sale in the said business.

AOGL has subsequently divested its healthcare BPO and customer relationship management businesses in 2014 and 2016, returning US$53 million in proceeds to PLDT (through PGIC).

Completion of this acquisition by Partners Group will be subject to certain closing conditions. Cash distributions to PLDT will be determined after the acquisition is completed.

Attached is a copy of the Press Release of Partners Group.

XXX

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Partners Group

Press release

Baar-Zug, Switzerland, 22 May 2017

Partners Group to acquire SPi Global, the leading global provider of specialized BPO services to research and education publishers
Partners Group, the global private markets investment manager, has agreed to acquire SPi Global (“SPi” or “the Company”), a provider of outsourced services to education, science, technical and medical research publishers worldwide, on behalf of its clients. The Company is being acquired from CVC Capital Partners Asia III in a transaction that values SPi at USD 330 million.

Founded in 1980 and headquartered in Manila in the Philippines, SPi serves the top global education, technical and research publishers as well as business application customers. The Company provides a comprehensive set of specialized services and technology solutions related to the creation, enrichment and transformation of published content. These services span a publisher’s entire value chain, from author support and content development, through copy editing and typesetting, to digitalization, database management and data analytics. SPi serves its clients in 14 languages through 12 delivery operations globally and employs more than 12,500 people.

Following the acquisition, Partners Group will work with SPi’s management team, led by CEO Ratan Datta, on a number of value creation initiatives to expand the Company both organically and through select acquisitions. These will include the introduction of additional offerings to SPi’s service catalogue and the expansion of the Company’s business applications segment.

Ratan Datta, President and CEO of SPi Global, states: “After a period of dynamic growth under our prior owners, we are very happy to welcome Partners Group as our new business partner and look forward to working with the firm to further complement our global footprint as well as client service capabilities. With its prior exposure and strategic interest in the content and learning sectors, Partners Group’s experience, global network and values make it the right partner to support our continued growth while maintaining the client-centric approach which has allowed us to become the leading provider in the content services market.”

Following the transaction, three senior Partners Group executives will join the Board of Directors at SPi. They are Cyrus Driver, Managing Director, Private Equity Directs Asia, Christian Unger, Managing Director, Industry Value Creation, and Florian Marquis, Senior Vice President, Private Equity Directs Asia.

Cyrus Driver comments: “Through best-in-class delivery, technology-enabled efficiencies and global scale, SPi has become a strategic vendor to the largest global publishers. As the publishing world transforms and expands at a rapid pace, SPi has a very exciting opportunity to support its customers with an enhanced range of services and leading edge technology solutions. As the segment leader, SPi also has the opportunity to consolidate the industry and drive ever higher efficiencies for its customers. We very much look forward to working with Ratan and his impressive team to helping SPi achieve its full potential.”

About Partners Group

Partners Group is a global private markets investment management firm with over EUR 54 billion (USD 57 billion) in investment programs under management in private equity, private real estate, private infrastructure and private debt. The firm manages a broad range of customized portfolios for an international clientele of institutional investors. Partners Group is headquartered in Zug, Switzerland and has offices in San Francisco, Denver, Houston, New York, São Paulo, London, Guernsey, Paris, Luxembourg, Milan, Munich, Dubai, Mumbai, Singapore, Manila, Shanghai, Seoul, Tokyo and Sydney. The firm employs over 900 people and is listed on the SIX Swiss Exchange (symbol: PGHN) with a major ownership by its partners and employees.

Investor relations contact
Philip Sauer
Phone: +41 41 784 66 60
Email: philip.sauer@partnersgroup.com

Media relations contact
Jenny Blinch
Phone: +41 41 784 65 26
Email: jenny.blinch@partnersgroup.com
www.partnersgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By : /s/ Florentino D. Mabasa, Jr._

Name : Florentino D. Mabasa, Jr. Title : First Vice President and Assistant Corporate Secretary

Date: May 22, 2017